KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2010 and 2009

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

5

Notes to Financial Statements

6 – 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF KOKOMO ENTERPRISES LTD.

(An Exploration Stage Company)

We have audited the accompanying financial statements of Kokomo Enterprises Ltd. (an exploration stage company), which comprise the balance sheets as at December 31, 2010 and 2009, and the statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kokomo Enterprises Ltd. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which indicates that the Company incurred a net loss of $451,400 during the year ended December 31, 2010. These conditions, along with other matters set forth in note 2, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia

April 26, 2011

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2010	2009

Assets
Current
Cash	$5,073	$5,158
HST receivable	12,394	4,910
Mineral exploration tax credit receivable	0	1,060

Total Current Assets	17,467	11,128
Mineral Property Interests (notes 6 and 8)	151,340	151,077

Total Assets	$168,807	$162,205

Liabilities
Current
Accounts payable and accrued liabilities	$66,523	$41,692
Due to related parties (note 8)	68,920	10,049

Total Current Liabilities	135,443	51,741

Stockholders’ Equity
Capital Stock (note 7)	23,647,626	23,341,971
Warrants (note 7(c))	250,939	182,294
Contributed Surplus	432,197	432,197
Deficit	(24,297,398)	(23,845,998)

Total Stockholders’ Equity	33,364	110,464

Total Liabilities and Stockholders’ Equity	$168,807	$162,205

Commitment (note 11)

Subsequent Events (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Gregory T. McFarlane”

.....................................................................  Director

Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

	2010	2009	2008

Expenses
Management fees (note 8(b))	$320,000	$360,000	$360,000
Legal, accounting and audit	45,919	34,353	56,775
Salaries and benefits	41,460	36,777	32,161
Office and miscellaneous (note 8(c))	29,311	29,061	39,254
Regulatory and transfer fees	7,678	13,274	10,152
Rent (note 8(c))	3,600	3,600	3,600
Telephone, travel, meals and entertainment	1,943	1,649	3,528
Finance, interest and foreign exchange	942	4,952	10,726
Shareholder communication	574	465	4,921
Mineral license fees	0	0	2,140

Loss Before Other Items and Income Taxes	(451,427)	(484,131)	(523,257)

Other Items
Interest income	27	270	605
Gain on sale of mineral property interest (note 6)	0	0	54,500
Write-off of mineral property interests (note 6)	0	(64,256)	0
Realized loss on sale of marketable securities, net (note 5)	0	(2,101)	(1,043,609)

	27	(66,087)	(988,504)

Net Loss for Year	(451,400)	(550,218)	(1,511,761)
Other Comprehensive Loss
Unrealized loss on marketable securities	0	0	(1,251)
Transfer on realization of loss on marketable securities	0	1,251	491,660

Comprehensive Loss for Year	$(451,400)	$(548,967)	$(1,021,352)

Basic and Diluted Loss Per Common Share (note 13(d))	$(0.04)	$(0.15)	$(1.38)

Weighted Average Number of Common Shares Outstanding	11,270,527	3,776,899	1,093,301

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Capital Stock		Deficit		Contributed Surplus	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount		Warrants

Balance, December 31, 2007	1,092,945	$23,004,615	$(21,784,019)	$ 0	$(432,197)	$ (491,660)	$ 1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable securities	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on marketable securities	0	0	0	0	0	491,660	491,660
Shares issued for mineral property interest	2,000	1,500	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	(550,218)
Transfer on realization of loss on marketable securities	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue costs	7,325,333	335,856	0	182,294	0	0	518,150

Balance, December 31, 2009	8,420,278	23,341,971	(23,845,998)	182,294	432,197	0	110,464
Net loss for year	0	0	(451,400)	0	0	0	(451,400)
Private placement, net of issuance costs	4,500,000	180,814	0	89,186	0	0	270,000
Warrants exercised	1,043,000	104,300	0	0	0	0	104,300
Transfer to capital stock due to exercise of warrants	0	20,541	0	(20,541)	0	0	0

Balance, December 31, 2010	13,963,278	$23,647,626	$(24,297,398)	$ 250,939	$ 432,197	$ 0	$ 33,364

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2010	2009	2008

Operating Activities
Net loss	$(451,400)	$(550,218)	$(1,511,761)
Items not involving cash
Realized loss on sale of marketable securities	0	2,101	1,043,609
Gain on sale of mineral property interest	0	0	(54,500)
Write-off of mineral property interests	0	64,256	0

	(451,400)	(483,861)	(522,652)
Changes in non-cash working capital (note 9)	76,218	18,956	(202,243)

Cash Used in Operating Activities	(375,182)	(464,905)	(724,895)

Financing Activity
Issue of common shares and warrants	374,300	518,150	0

Investing Activities
Proceeds from mineral tax credit	1,060	0	0
Proceeds on sale of marketable securities	0	2,400	431,371
Expenditures on mineral property interest	(263)	(63,844)	(21,580)
Option payments received for mineral property	0	0	250,000
Proceeds on sale of mineral property interest	0	0	50,000
Reclamation deposits	0	10,000	0

Cash Provided By (Used in) Investing Activities	797	(51,444)	709,791

Net Inflow (Outflow) of Cash	(85)	1,801	(15,104)
Cash, Beginning of Year	5,158	3,357	18,461

Cash, End of Year	$5,073	$5,158	$3,357

Supplemental Information (note 9)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading on the CNSX under the symbol “KKO”, and in the USA the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past three fiscal years (2010 - $451,400; 2009 - $550,218; 2008 - $1,511,761) has a deficit of $24,297,398 (2009 - $23,845,998; 2008 - $23,295,780), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the Company’s functional and reporting currency is the Canadian dollar.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation and warrant valuation, and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.

Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest rate method.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in stockholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

CICA Handbook Section 3862 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral property interests (Continued)

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.  If recoveries exceed the carrying value of the mineral property interest, the excess is recognized in the statement of operations.

(e)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liabilities associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased in each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposit over the term to maturity.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

(i)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(j)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability.

(k)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Future accounting change

International Financial Reporting Standards ("IFRS")

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010. The Company is currently evaluating the impact of the conversion on the Company’s financial statements and is considering accounting policy choices available under IFRS.

4.

FINANCIAL INSTRUMENTS

The Company has classified its cash as held-for-trading; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities.

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.  The fair value of due to related parties cannot be reliably measured as there is no market for such instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2010	2009

Bank accounts	$5,073	$5,158

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2010, the Company had accounts payable excluding accrued liabilities of $54,230 (2009 - $20,292), which are due within 30 days, and amounts payable to related parties of $68,920 (2009 - $10,049), which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (Continued)

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2010. The Company is not exposed to significant interest rate risk.

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk.

5.

MARKETABLE SECURITIES

Pursuant to a Property Purchase Agreement in 2008, the Company acquired 25,000 common shares of Coniagas Resources Ltd. at a total acquisition cost of $4,501. During 2009, the Company sold the shares for total proceeds of $2,400 with a realized loss on disposition of $2,101.

During 2008, the Company sold 7,564,000 common shares of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a publicly traded company related by certain common officers and directors, for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 was in 2006 and the remainder was in 2008.

6.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Total

Balance, December 31, 2007	$378,369	$0	$378,369

Acquisition costs	0	1,500	1,500
Geological, geochemical, trenching and drilling	21,514	68,654	90,168

Total expenditures	21,514	70,154	91,668

Property option payments	(250,000)	0	(250,000)
Mineral exploration tax credit	0	(7,178)	(7,178)

Balance, December 31, 2008	149,883	62,976	212,859

Geological, geochemical, trenching and drilling	1,194	2,340	3,534
Mineral exploration tax credit	0	(1,060)	(1,060)
Write-offs	0	(64,256)	(64,256)

Balance, December 31, 2009	151,077	0	151,077

Geological, geochemical, trenching and drilling	263	0	263

Balance, December 31, 2010	$151,340	$0	$151,340

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, NSR can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement  (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest in the Extra High Property.  Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Investment in the Extra High Property consists of costs incurred as follows:

	2010	2009	2008	Cumulative to 2010

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	263	1,194	21,514	431,160
Colt property option payments	0	0	(250,000)	(443,770)

	$263	$1,194	$(228,486)	$151,340

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement in respect to certain mineral claims, which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). The Company obtained the right to acquire a 100% undivided interest, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company issued 2,000 common shares (note 7(b)) and incurred $68,654 in exploration expenditures. The $90,000 staged cash payments were optional and were payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Hope Creek Property (Continued)

The Company qualified for the BC Mineral Exploration Tax Credit in 2008 ($7,178) and 2009 ($1,060) for exploration expenses incurred on the propery. These amounts were applied against expenditures incurred on this property.

On October 14, 2009, the Company decided to abandon the property and has written it off.

	2010	2009	2008	Cumulative to 2010

Acquisition (property option payments)	$0	$0	$1,500	$1,500
Geological and geochemical	0	2,340	68,654	70,994
Mineral exploration tax credit	0	(1,060)	(7,178)	(8,238)
Abandonment of property	0	(64,256)	0	(64,256)

	$0	$(62,976)	$62,976	$0

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500. These properties were previously written-off at the end of fiscal 2000. However, the Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

7.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

During 2010, the Company entered into a Non-Brokered Private Placement Financing Agreement and issued an aggregate of 4,500,000 units for total proceeds of $270,000 of which $180,814 was allocated to shares and $89,186 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the relative fair value method. The value of the warrants was calculated using the Black-Scholes method and the following weighted average assumptions: risk-free interest rate: 1.51%; expected dividend yield: 0%; expected stock price volatility: 100%; expected life in years: 2.0.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2009, the Company entered into Non-Brokered Private Placement Financing Agreements and issued an aggregate of 7,325,333 units for total proceeds of $518,150 of which $335,856 was allocated to shares and $182,294 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. The proceeds were allocated between shares and warrants using the relative fair value method. The value of the warrants was calculated using the Black-Scholes method and the following weighted average assumptions: risk-free interest rate: 1.44%; expected dividend yield: 0%; expected stock price volatility: 105%; expected life in years: 2.9.

During 2008, the Company issued 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement (note 6).

(c)

Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2008	0	$ 0.00
Issued	7,325,333	$ 0.10

Balance, December 31, 2009	7,325,333	$ 0.10
Issued	4,500,000	$ 0.10
Exercised	(1,043,000)	$ 0.10

Balance, December 31, 2010	10,782,333	$ 0.10

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(c)

Warrants (Continued)

At December 31, 2010 and 2009, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2010	2009

July 3, 2011	$0.10	3,967,000	4,000,000
July 29, 2011	$0.10	1,140,000	1,140,000
September 3, 2011	$0.10	102,000	102,000
March 11, 2012	$0.10	440,000	0
April 16, 2012	$0.10	550,000	0
May 4, 2012	$0.10	500,000	0
August 16, 2012	$0.10	2,000,000	0
December 2, 2014	$0.10	2,000,000	2,000,000
December 22, 2014	$0.10	83,333	83,333

Balance, December 31,	$0.10	10,782,333	7,325,333

(d)

Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009 and 2008	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance December 31, 2010	164,242	$1.25

The weighted average remaining contractual life is 0.45 years.

At December 31, 2010 and 2009, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2010	2009

June 15, 2011	$1.25	164,242	178,242

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due to (from) related parties are unsecured and are payable on demand.

The Company shares office space and certain employees with Las Vegas.

	2010	2009

Payable to directors	$46,793	$9,048
Office and other expenses charged by Las Vegas	17,906	1,301
Rent charged by Las Vegas	4,221	315
Other expenses paid for by Colt	0	(615)

	$68,920	$10,049

Related party transactions not otherwise disclosed during the year:

(a)

Geological services of $198 (2009 - $4,317; 2008 - $68,444) were provided by a company owned by a former director.

(b)

Pursuant to a Management Services Agreement with Kalpakian Bros. of B.C. Ltd., the total amount for management fees was $320,000 during the year ended December 31, 2010 (2009 - $360,000; 2008 - $360,000). Kalpakian Bros. of B.C. Ltd is owned by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.

(c)

Paid to/from the Company

The Company charged Las Vegas for its share of:

(i)

other expenses paid on behalf of Las Vegas of $2,575 (2009 - $2,575; 2008 - $3,950);

Las Vegas charged the Company for its share of:

(ii)

office expenses of $14,400 (2009 - $14,400; 2008 - $14,400);

(iii)

rent of $3,600 (2009 - $3,600; 2008 - $3,600); and

(iv)

other expenses paid on behalf of the Company of $981 (2009 - $1,247; 2008 - $2,563);

The Company charged Colt for its share of:

(v)

certain expenses of $nil (2009 - $615; 2008 - $11,340);

Colt charged the Company for its share of:

(vi)

certain expenses paid on behalf of Colt of $nil (2009 - $nil; 2008 - $255);

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (Continued)

(c)

Paid to/from the Company (Continued)

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“TRI”) a company formerly related by certain common directors, was charged by the Company for its share of:

(vii)

certain expenses paid on behalf of TRI of $nil (2009 - $2,275; 2008 - $2,195); and

Giyani Gold Corp (formerly 99 Capital Inc.) (“Giyani”), a company formerly related by certain common directors, was charged by the Company for its share of:

(viii)

certain expenses paid on behalf of Giyani of $3,175 (2009 - $nil; 2008 - $nil).

9.

CHANGES IN NON-CASH WORKING CAPITAL

	2010	2009	2008

Other receivables	$(7,484)	$3,340	$6,422
Receivable from related parties	0	0	71,722
Accounts payable and accrued liabilities	24,831	36,994	(284,085)
Due to related parties	58,871	(21,378)	3,698

	$76,218	$18,956	$(202,243)

Supplemental information

Non-cash operating, financing and investing activities
Interest paid	$0	$0	$0
Income taxes paid	$0	$0	$0
Mineral property costs included in accounts payable	$0	$0	$67,488
Mineral property costs included in mineral exploration tax credit receivable	$0	$(1,060)	$(7,178)
Common shares issued for mineral property interest (Hope Creek property)	$0	$0	$1,500
Shares received for sale of Ontario Lithium Properties (Mineral Leases)	$0	$0	$4,500

10.

INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to income tax expense is as follows:

	2010	2009	2008

Income tax expense (benefit) computed at Canadian statutory rates	$(128,649)	(165,065)	$(468,646)
Tax effect of expenses that are not deductible for income tax purposes	(873)	18,987	304,104
Change in timing differences	766	96,811	67,914
Effect of change in tax rate	15,906	75,552	(12,481)
Change in valuation allowance	112,850	(26,285)	109,109

Future income tax expense (recovery)	$0	$0	$0

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

10.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying the enacted corporate income tax rates:

	2010	2009

Future income tax assets	25%	25%
Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral resource property interests	$626,207	$626,207
Excess of undepreciated capital cost over carrying value of fixed assets	162,595	162,595
Share issuance costs	919	1,685
Non-refundable mining investment tax credits	7,425	7,425
Non-capital losses carried forward	478,113	364,497
Capital losses carried forward	248,412	248,412

Future income tax assets	1,523,671	1,410,821
Valuation allowance for future income tax assets	(1,523,671)	(1,410,821)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has available approximate non-capital losses of $1,808,260, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2027	$560,584
2028	305,980
2029	486,925
2030	454,771

$1,808,260

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely.

The Company has available resource-related deductions of approximately $2,439,000 that may be carried forward indefinitely.

11.

COMMITMENT

The Company has a management services agreement (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company.  The remuneration for the services provided was $30,000 plus HST per month.  The Agreement expired on October 31, 2010.  Effective November 1, 2010, the Company and Kalpakian Bros. amended the Agreement by means of an Addendum whereby the remuneration payable to Kalpakian Bros. has been reduced to $10,000 per month plus HST.  The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice to the other party.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

12.

CAPITAL DISCLOSURES

The Company considers its capital under management to be comprised of stockholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES

(a)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under Canadian GAAP, acquisition costs and exploration expenditures related to mineral properties are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

At December 31, 2008, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $250,000 under US GAAP.

(ii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements

(i)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 applicable to FASB ASC 820-10, “Improving Disclosures about Fair Value Measurements”. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2009. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s results of operations, cash flows or financial position.

(ii)

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements”. The amendment removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements. SEC filers are still required to evaluate subsequent events through the date that the financial statements are issued. ASU No. 2010-09 was effective upon issuance and had no material impact on the Company’s financial statements or disclosures.

(iii)

In February 2010, the FASB issued ASU No. 2010-08, “Technical Corrections to Various Topics”. The amendments effectively eliminate certain inconsistencies and outdated provisions in various topics under US GAAP to provide further clarification on the FASB’s original intent. ASU No. 2010-08 is effective for year’s beginning after December 15, 2009. The amendments are generally non-substantive in nature and have not resulted in significant or pervasive changes to our previous accounting assessments of the relevant accounting standards which are considered under ASU No. 2010-08.

(c)

Future US accounting pronouncement

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.  ASC No. 718,  Compensation – Stock Compensation”, provides guidance on whether share-based payments should be classified as either equity or a liability. Under this section, share-based payment awards that contain conditions which are not market, performance or service conditions are classified as liabilities. The updated guidance clarifies that an employee share-based payment award, with an exercise price denominated in the currency of a market in which

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Future US accounting pronouncement (Continued)

substantial portion of the entity’s equity securities trade and which differs from the functional currency of the employer entity or payroll currency of the employee, are not considered to contain a condition that is not a market, performance or service condition. As such, these awards are classified as equity. ASU No. 2010-13 is effective for fiscal years and interim periods beginning on or after December 15, 2010. The cumulative effect of adopting this guidance should be applied to the opening balance of retained earnings. The Company is assessing the potential impact of adopting ASU No. 2010-13.

(d)

Reconciliation to US GAAP

	2010	2009

Total Assets for Canadian GAAP	$168,807	$162,205
Write-off of mineral properties under US GAAP	(151,340)	(151,077)

Total Assets for US GAAP	$17,467	$11,128

Total Liabilities for Canadian GAAP and US GAAP	$135,443	$51,741

Total Stockholders’ Equity for Canadian GAAP	33,364	110,464
Adjustment decreasing total equity
Change in mineral property	(151,340)	(151,077)

Total Stockholders’ Deficiency for US GAAP	(117,976)	(40,613)

Total Liabilities and Stockholders’ Deficiency for US GAAP	$17,467	$11,128

	2010	2009	2008

Net Loss for Canadian GAAP	$ (451,400)	$ (550,218)	$ (1,511,761)
Adjustments increasing net income (loss)
Gain from mineral property option payments	0	0	250,000
US GAAP adjustment for mineral expenditures	(263)	60,282	(82,990)

Net Loss for US GAAP	$ (451,663)	$ (489,936)	$ (1,344,751)

	2010	2009	2008

Loss per common share
Canadian GAAP – Basic and diluted	$(0.04)	$(0.15)	$(1.38)
US GAAP – Basic and diluted	$(0.04)	$(0.13)	$(1.23)

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(d)

Reconciliation to US GAAP (Continued)

	2010	2009	2008

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,646,293	$ 23,341,971	$ 23,006,115
Cumulative adjustment for stock-based compensation	684,469	614,491	432,197
Cumulative adjustment for future income tax recovery	126,014	126,014	126,014

Total Common Shares and Additional Paid-in Capital for US GAAP	24,456,776	24,082,476	23,564,326

Total Contributed Surplus for Canadian GAAP	684,469	614,491	432,197
Cumulative adjustment for stock-based compensation	(684,469)	(614,491)	(432,197)

Total Contributed Surplus for US GAAP	0	0	0

Total Other Comprehensive Income for Canadian GAAP and US GAAP	0	0	(1,251)

Total Deficit for Canadian GAAP	(24,297,398)	(23,845,998)	(23,295,780)
Cumulative adjustment for US GAAP	(277,354)	(277,091)	(337,373)

Total Deficit for US GAAP	(24,574,752)	(24,123,089)	(23,633,153)

Total Stockholders’ Deficiency - US GAAP	$ (117,976)	$ (40,613)	$ (70,078)

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital and transferred to capital stock once the option is exercised.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(e)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2010	2009	2008

Cash used in operating activities for Canadian GAAP	$(375,182)	$(464,905)	$(724,895)
US GAAP adjustment for mineral expenditures	(263)	(69,962)	(151,578)

Cash used in operating activities for US GAAP	$(375,445)	$(534,867)	$(876,473)

Cash provided by (used in) investing activities for Canadian GAAP	$797	$(51,444)	$709,791
US GAAP adjustment for mineral expenditures	263	69,962	151,578

Cash provided by investing activities for US GAAP	$1,060	$18,518	$861,369

14.

SUBSEQUENT EVENTS

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and has issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued are subject to a hold period expiring on August 2, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and has issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued are subject to a hold period expiring on August 16, 2011.